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                            EXHIBIT 12

                    MID-PLAINS TELEPHONE, INC.
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Computation of Ratio of Earnings to Fixed Charges

                     Year Ended December 31,

                     1995       1994        1993         1992        1991
In Thousands:
Net Income           $3,425     $2,889      $2,882       $2,680      $1,922
Income Tax
 Expense              2,108      1,715       1,551        1,562       1,026
Interest Charges        949        896         955        1,004       1,062

  Total Earnings     $6,482     $5,500      $5,388       $5,246      $4,010
  Interest
   Expense              949        896         955        1,004       1,062
Ratio of Earnings
 To Interest
 Expense               6.83       6.14        5.64         5.23        3.77
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